SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos S.A. on September 7, 2026.

By letter dated September 7, 2026, the company reported that in compliance with Section 62 of the Listing Regulations of Bolsas y Mercados Argentinos S.A., this is to report the following information:

1. Results of the fiscal year	in million ARS
	06/30/2026	06/30/2025
Results of the fiscal year	372,280	299,635
Attributable to:
Shareholders of the controlling company	177,256	128,400
Non-controlling interest	195,024	171,235

2. Other comprehensive income for the fiscal year	in million ARS
	06/30/2026	06/30/2025
Other comprehensive income for the fiscal year	(17,172)	(62,094)
Attributable to:
Shareholders of the controlling company	(5,999)	(22,495)
Non-controlling interest	(11,173)	(39,599)

3. Total comprehensive income for the fiscal year	in million ARS
	06/30/2026	06/30/2025
Total comprehensive income for the fiscal year	355,108	237,541
Attributable to:
Shareholders of the controlling company	171,257	105,905
Non-controlling interest	183,851	131,636

4. Equity details	in million ARS
	06/30/2026	06/30/2025
Share Capital	707	607
Treasury shares	2	7
Comprehensive adjustment of capital stock and of treasury shares	379,841	379,829
Warrants	-	29,315
Share Premium	552,896	487,008
Premium for trading of treasury shares	(54,302)	(41,824)
Legal Reserve	64,062	57,713
Special Reserve (Resolution CNV 609/12)	351,416	348,966
Cost of treasury shares	(2,524)	(14,974)
Conversion reserve	(41,953)	(35,685)
Reserve for the acquisition of securities issued by the Company	3,653	3,653
Other reserves	42,998	(26,291)
Retained earnings	158,137	107,870
Shareholders’ Equity attributable to controlling company’s shareholders	1,454,933	1,296,194
Non-controlling interest	1,699,574	1,660,273
Total shareholders' equity	3,154,507	2,956,467

Pursuant to Article 62 Section I) 6) and 8) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 709,308,309 (including treasury shares) common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share. The total number of shares outstanding is 709,251,964.

With respect to Section l), item 5 of the Regulations, it is hereby recorded that the Board of Directors has begun analyzing the proposals it will submit to the next annual shareholders’ meeting, the outcome of which will be communicated to the shareholders and the relevant authorities immediately after it has been determined by the governing body.

The Company's market capitalization as of June 30, 2026, was approximately USD  795.1 million (70,930,830 ADS with a price per ADS of USD 11.21).

As of June 30, 2026, the Company’s principal shareholder and beneficial owner is Eduardo Sergio Elsztain. Directly or indirectly,  through Inversiones Financieras del Sur S.A (IFISA), Agroinvestment S.A. and Consultores Venture Capital Uruguay S.A.(CVCU), he owns 278,159,391 shares, representing 39.22% of the share capital (net of treasury shares).Eduardo Sergio Elsztain is domiciled at Bolivar 108, 1st floor, Buenos Aires City. IFISA is a company incorporated and domiciled at Ruta 8, km 17,500, Edificio Zonamérica 1, Office 106, Montevideo, Oriental Republic of Uruguay; Agroinvestment S.A. is a company incorporated and domiciled at Zabala 1422, 2nd Floor, Montevideo, Oriental Republic of Uruguay; and CVCU is a company incorporated and domiciled at Ruta 8, km 17,500, Edificio Zonamérica 1, Office 106, Montevideo, Oriental Republic of Uruguay.

In addition, we report that, as of June 30, 2026, excluding Eduardo Sergio Elsztain’s direct and indirect holdings through IFISA, Agroinvestment S.A. and CVCU, the remaining shareholders held 431,092,573 common, registered, non-endorsable shares with a par value of ARS 1 each and entitled to one vote per share, representing 60.78% of the issued and subscribed share capital, net of treasury shares.

Below are the highlights for the Fiscal Year ended June 30, 2026:

●
Net income for fiscal year 2026 amounted to ARS 372,280 million, compared to a gain of ARS 299,635 million in the previous fiscal year.

●
Adjusted EBITDA from agribusiness segments reached ARS 17,812 million, while the Urban Properties and Investments segment (through IRSA) recorded ARS 291,055 million.

●
 The 2026 campaign was carried out with a larger planted area across the region, amid rising commodity prices and input costs and highly favorable weather conditions, except in certain production regions, mainly in Brazil. We planted 314,000 hectares, approximately 5% more than in the previous campaign, and achieved record grain production, exceeding one million tons.

●
Argentina recorded excellent production results, with record wheat production and strong soybean and corn yields. BrasilAgro faced a more challenging campaign, particularly in sugarcane due to weather conditions, fires and operational issues, while other crops performed in line with expectations, although with tighter margins.

●
 Livestock activity reached record levels of cattle production, prices and margins, supported by continued production intensification through feedlots and investments in infrastructure.

●     In agricultural real estate, during the fiscal year BrasilAgro agreed to sell a 921-hectare portion of the Morotí farm in Paraguay for USD 1.5 million, of which 372 hectares, representing approximately USD 0.6 million, were recognized as of fiscal year-end.

●    On the financial front, during the fiscal year we issued approximately USD 256 million in notes, reducing the Company’s average financing cost and extending maturity. In addition, the warrant program issued in 2021 was completed, and we distributed ARS 93,800 million in dividends, representing an approximate 8% dividend yield.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
September 7, 2026
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